Royaltech Corp.
201 Terry Fox
Verdun, QC H3E 1L4

November 2, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7010
Washington, DC 20549-7010

Attention:	Todd K. Schiffman
Assistant Director

Dear Mr. Schiffman:

Re: Royaltech Corp. (the “Company”)

In connection with the Company’s Form SB-2/A Registration Statement filed on October 25, 2006 (under file number 333-131815), the Company hereby requests acceleration of the effective date of the Registration Statement to 1:00 p.m. (EDT) Friday, November 3, 2006 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Kari Richardson, at 604.891.7730.

Yours truly,

ROYALTECH CORP.

/s/ Chenxi Shi

Chenxi Shi
President

CW905950.1